SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ____________________
                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No. 1)*
                             IGI Laboratories, Inc.
                               (Name of Issuer)
                        Common Stock, $0.01 par value
                        (Title of Class of Securities)
                                  449575109
                               (CUSIP Number)
                               June 27, 2014
            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

       	  Rule 13d-1(b)
       	x Rule 13d-1(c)
       	  Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1) NAME OF REPORTING PERSONS
		Amzak Capital Management, LLC


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER                - 0 -
6) SHARED VOTING POWER          4,574,576
7) SOLE DISPOSITIVE POWER           - 0 -
8) SHARED DISPOSITIVE POWER     4,574,576


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,574,576


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.7% (1)

12) TYPE OF REPORTING PERSON
    OO

(1)	Based on 52,469,621 shares of common Stock outstanding as of June 16, 2014
	, derived from (a) 47,122,121 shares of Common Stock outstanding as of May 10, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 15, 2014 and (b) 5,347,500 shares of Common Stock, including the 697,500 shares subject to the underwriters' over-allotment option, issued by the Issuer in a follow on equity offering dated June 27, 2014 disclosed in Registration No. 333-196543.


1) NAME OF REPORTING PERSONS
		Michael D. Kazma


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER               10,000
6) SHARED VOTING POWER          4,574,576 (1)
7) SOLE DISPOSITIVE POWER          10,000
8) SHARED DISPOSITIVE POWER     4,574,576 (1)


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,584,576 (1)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.7% (2)

12) TYPE OF REPORTING PERSON
    IN


(1)	Includes 4,574,576 shares of Common Stock held by Amzak Capital Management,
	LLC, of which the Reporting Person is a manager.
(2)	Based on 52,469,621 shares of common Stock outstanding as of June 16, 2014
	, derived from (a) 47,122,121 shares of Common Stock outstanding as of May
	10, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed
	on May 15, 2014 and (b) 5,347,500 shares of Common Stock, including the
	697,500 shares subject to the underwriters' over-allotment option, issued
	by the Issuer in a follow on equity offering dated June 27, 2014 disclosed
	in Registration No. 333-196543.


1) NAME OF REPORTING PERSONS
		Gerry Kazma


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
		(a)
		(b)
3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER                - 0 -
6) SHARED VOTING POWER          4,574,576 (1)
7) SOLE DISPOSITIVE POWER           - 0 -
8) SHARED DISPOSITIVE POWER     4,574,576 (1)


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                4,574,576 (1)


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  (SEE INSTRUCTIONS)


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.7% (2)

12) TYPE OF REPORTING PERSON
    IN

(1)	Includes 4,574,576 shares of Common Stock held by Amzak Capital Management,
	LLC, of which the Reporting Person is a manager.
(2)	Based on 52,469,621 shares of common Stock outstanding as of June 16, 2014
	, derived from (a) 47,122,121 shares of Common Stock outstanding as of May
	10, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed
	on May 15, 2014 and (b) 5,347,500 shares of Common Stock, including the
	697,500 shares subject to the underwriters' over-allotment option, issued
	by the Issuer in a follow on equity offering dated June 27, 2014 disclosed
	in Registration No. 333-196543.

Item 1(a). Name of Issuer:
           IGI Laboratories, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           105 Lincoln Avenue
           Buena, New Jersey 08310

Item 2(a). Name of Person Filing:
This Schedule 13G is being file by each of the following persons (each a "Reporting Person" and together, the "Reporting Persons"):

(i)	Amzak Capital Management, LLC ("Amzak");
(ii)	Michael D. Kazma ("MK"); and
(iii)	Gerry Kazma ("GK").

See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.

Item 2(b). Address of Principal Business Office:
The address of the principal business office of each Reporting Person is 1 N. Federal Highway, Suite 400,
Boca Raton, FL 33432.

Item 2(c). Citizenship:
Amzak was organized under the laws of the State of Nevada.
Each of MK and GK is a citizen of Canada.

Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e). CUSIP Number:
449575109

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Each of MK and GK is a manager of Amzak and may be deemed to share voting and investment power with respect to the Common Stock held by Amzak. Each Reporting Person disclaims beneficial ownership of any Common Stock owned by any other Reporting Person.
(a)	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See the response(s) to
        Item 5 on the attached cover page(s).
(ii)	Shared power to vote or to direct the vote: See the response(s) to
        Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company or
Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.


                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2013


AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President



/s/ Michael Kazma
MICHAEL KAZMA



/s/ Gerry Kazma
GERRY KAZMA




EXHIBIT A

JOINT FILING AGREEMENT

       Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the shares of common stock of IGI Laboratories, Inc. The undersigned hereby further agree that this Joint Filing Agreement be included as an exhibit to such statement and any such amendment. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

January 25, 2013


AMZAK CAPITAL MANAGEMENT, LLC
By: /s/ Michael Kazma
	Michael Kazma
	President



/s/ Michael Kazma
MICHAEL KAZMA



/s/ Gerry Kazma
GERRY KAZMA



CUSIP No. 449575109
SCHEDULE 13G